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                              FEDDERS CORPORATION

                                OCTOBER 29, 2002

Dear Fellow Stockholder:

     Fedders has announced an offer to exchange a new class of Series A Cumulative Preferred Stock for each share of Common Stock you hold. Our offer to you is intended to provide an opportunity to stockholders interested in a security that will receive a dividend that is more than double the current dividend on the Common Stock you hold. Based on the closing price of the Common Stock of $2.47 on October 2, 2002, the date the Exchange Offer was announced, this increased dividend would provide a 12.2% yield compared to a 4.9% yield on the Common Stock.

     The Series A Cumulative Preferred Stock has different characteristics from the Common Stock, including the following: (i) the annual dividend on the Series A Preferred Stock of $2.15 equates to approximately $0.30 per share of Common Stock, based upon the exchange rate in the Exchange Offer, while the current annual dividend on the Common Stock is $0.12 per share, (ii) dividends on the Series A Cumulative Preferred Stock accumulate if not declared, while dividends on the Common Stock do not and, (iii) the Series A Cumulative Preferred Stock has a liquidation preference of $25.00 per share plus the amount of any accrued and unpaid dividends, while the total market value of the number of shares of Common Stock necessary to exchange for one share of Series A Preferred Stock (based on the price of a share of Common Stock of $2.47 on October 2, 2002, the date the Exchange Offer was announced) is approximately $17.64.

     The Exchange Offer is voluntary on your part. There is no requirement that you deliver your shares of Common Stock for exchange, but we encourage you to review the Offering Circular covering the Exchange Offer, which is being delivered to you, and either complete the Letter of Transmittal in accordance with its instructions or consult with your broker about the best method for you to tender your shares of Common Stock for exchange. If you do not tender your Common Stock in the Exchange Offer, you will continue to hold these shares and your ability to transfer those shares will not be affected.

     Georgeson Shareholder Communications, Inc. is serving as our "Information Agent" in connection with the Exchange Offer. Questions or requests for assistance or additional copies of the Offering Circular, the Letter of Transmittal or other material may be directed to our Information Agent at the following address:

                          Georgeson Shareholder Communications, Inc.
                          17 State Street
                          10th Floor
                          New York, NY 10004

     You may also call our Information Agent at (866) 835-2930, which is the toll-free number dedicated to our Exchange Offer.

     We appreciate your past support and are pleased to continue to have you as a stockholder regardless of which class of security you wish to hold. Thank you for your consideration.

                                       Sincerely,

                                       /s/ Sal Giordano, Jr.
                                       Sal Giordano, Jr.
                                       Chairman and Chief Executive Officer